INSTITUTIONAL DAILY INCOME FUND
CHANGE IN INDEPENDENT ACCOUNTANTS

On August 13, 1999, McGladrey & Pullen, LLP (McGladrey) resigned as independent auditors of the Fund pursuant to an agreement by PricewaterhouseCoopers LLP
(PwC) to acquire McGladrey's investment company practice. The McGladrey partners and professionals serving the Fund at the time of acquisition have joined PwC.

The reports of McGladrey on the financial statements of the Fund during the past two fiscal years contained no adverse opinion or a disclaimer of opinion, and were not qualified or modified as to certainty, audit scope or accounting principles.

In connection with its audits for the two most recent fiscal years and through August 13, 1999, there were no disagreements with McGladrey on any matter of accounting principle or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of McGladrey would have caused it to make reference to the subject matter of disagreement in connection with its report.

Effective August 13, 1999, the Fund, with the approval of its Board of Trustees and its Audit Committee, engaged PwC as its independent auditors.

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

We were previously the independent accountant for Institutional Daily Income Fund. We have read their notification of change in independent accountants made in Item 77K of Form N-SAR. We agree with the statements in the filing.


Very truly yours,
/s/ McGladrey & Pullen, LLP
McGladrey & Pullen, LLP


New York,  New York
November 24, 1999